Monday, June 20th

Brenton Strine 8:48 PM

For those of you who buy stocks, I have a different kind of investment opportunity for you: Luke and I launched our company (Kicky) on WeFunder today!

https://wefunder.com/kicky

This means that anyone can invest. Probably the riskiest investment in your portfolio, to be honest! 🤪

Kicky on Wefunder

Invest in Kicky: A marketplace to support fine artists with royalties powered by the blockchain

A marketplace to support fine artists with royalties powered by the blockchain

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4 replies Last reply 17 days ago



Brenton Strine • You
Founder, CTO at Kicky, Inc.
2w •

Ever wished you could buy stock in a company in the early days, before the IPO?

I'm excited to announce that Kicky is officially listed on WeFunder and available for anyone to invest in, even if you're not a certified investor!

https://wefunder.com/kicky

Kicky


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THEKILLAMARI
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Invest in Kicky: A marketplace to support fine artists with royalties powered by the blockchain

wefunder.com • 1 min read

So I founded a startup!



brenton strine <brenton.strine@gmail.com> Fri, Jun 10, 11:03 AM

to brenton, Luke, L, bcc: Ves, bcc: Cat, bcc: Jake, bcc: Emily, bcc: Julian, bcc: Powell, bcc: Caren, bcc: Christopher, bcc: Betsy, bcc: Mallory, bcc: Grayson, bcc: Madison, bcc: Mars

Most of you probably heard that I left Mailchimp in January, and have been dedicating more time to running Refcode. If you haven't been following me on LinkedIn, you may not know that I have been working with my good friend Luke Keller since last year on a business idea. We finally came out of "stealth mode" on May 17th when we announced Kicky to the world as part of the Ocean Accelerator Demo Day.

So the next time I see you, feel free to ask me all about it! And if you can't wait till then, feel free to read on.

So what is our big idea?
Kicky is a distributed art gallery that gives artists forever-ownership and royalties in their art. 💡 I know that probably didn't make any sense, so let me unpack it.

Like a gallery, we connect artists to patrons. But unlike a gallery, we don't keep all the art in a showroom: instead, art that is for sale is "hosted" in patrons spaces across the city: restaurants, offices, homes, and more. Patrons pay a monthly subscription to have original, local art rotated through their space, and artists get a monthly paycheck while their art is waiting to be sold.

When a patron does buy something, we facilitate the artist keeping 5% equity in it, with an agreement that they get royalties on all future profits that that art makes, e.g. by being rented through our platform again or re-sold. That way, when an artist's work makes it big, the artist does too!

There's a lot more to it than that, obviously, but that's a good teaser for now. 😉

Can I get involved?
I'd love to get your advice and help if you have wisdom or experience to share. We also would appreciate any connections that you can make for us: we need artists, business partners, art lovers and investors.

Are you doing a "friends and family" round? 🤑
A friend recently asked me "were you not going to give me a chance to invest in this?" and to be honest, I was guilty as charged. Not because I wanted to exclude anyone, but because I didn't want to give a sales pitch to my friends and family! But I realize that some of you have money you already have allocated to invest and this might be just the thing you'd like to be a part of! If you are in that category and you are looking for something SUPER RISKY, you actually can invest through our WeFunder page today. Right now it is only open to friends and family, (e.g. *you*!) but it will go live for *anyone* to invest on June 20. Please don't feel obliged to "support" us—we don't anticipate having trouble raising what we need, as we have had a good amount of interest from VC funds and angel investors. This truly is just an opportunity for you to be involved if you really want to.

Can I actually use Kicky as an artist or patron?
If you're in Atlanta, you can sign up now to rent/sell your art or to become a patron on our website! (https://kicky.art) We will be expanding to other cities in the coming years. Until then, you can join the waitlist for your city, which counts as a vote to bring Kicky to your part of the country.

I'm genuinely looking forward to explaining what Kicky is over and over to each one of you until the concept of a "distributed gallery" enters the public consciousness! 😇

Much love,

Brenton

PS: For strictly business-related stuff, please reach me at brenton@kicky.art
PS: Find Kicky on LinkedIn, Twitter, Facebook, Instagram and of course https://kicky.art





Luke Keller · You

Empowering artists with reliable income and royalties powered by the bl...

2w ·

Kicky is live on Wefunder and already well on our way! Come join us as we disrupt the $30B fine art market! 💪


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THEKILLAMARI
CHRIS_MAKES_ART

Invest in Kicky: A marketplace to support fine artists with royalties powered by the blockchain

wefunder.com · 1 min read

I'm so thrilled to announce my new start-up Kicky. We are moving fast and scaling very quickly! I'd love to buy you a cup of coffee/lunch sometime and pick your brain.

Kicky's WeFunder campaign is now officially live! This means we are only sending this out to early-bird investors/friends & family (better valuation for you).

In two weeks WeFunder will open up Kicky to their HUGE community of investors. If you know anyone else who might be interested please feel free to share. If you have any questions or thoughts I would be so grateful for your wisdom. I welcome any and all feedback!

--

Luke Keller | CEO

KICKY

Book a meeting

Invest in Kicky

Luke Keller
June 20 at 9:22 PM ·

As of tonight, anyone can invest in Kicky.Art!

Kicky is live on Wefunder and well on our way! Come join us as we disrupt the $30B fine art market! 💪


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Invest in Kicky: A marketplace to support fine artists with royalties powered by the blockchain

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